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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  000-53803

CUSIP NUMBER:  78458A100

(Check One)	☒	Form 10-K	☐	Form 20-F	☐	Form 11-K	☐	Form 10-Q
	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR	☐

For Period Ended:  December 31, 2013

☐ Transition Report on Form 10-K                                                          ☐  Transition Report on Form 20-F
☐ Transition Report on Form 11-K                                                          ☐  Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

SMSA Gainesville Acquisition Corp.

_________________________________
Full Name of Registrant

Not Applicable

_________________________________
Former Name if Applicable

610 Coit Road, Suite 200

_________________________________
Address of Principal Executive Office (Street and Number)

Plano, Texas 75075

_________________________________
City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SMSA Gainesville Acquisition Corp. (the “Company”) is a shell company as that term is defined in Rule 12b-2.  Pursuant to FASB Statement of Financial Accounting Standards No. 7 (“FAS7”), a development stage company, which by its definition includes shell companies, is required to include in its Form 10-K audited financial statements that contain information dating back to the company’s inception.  This requirement can be satisfied by relying on financial statements for prior years that were audited by an independent registered public accounting firm registered with the Public Company Accounting and Oversight Board (the “PCAOB”).

The current Board of Directors of the Company recently learned that on July 23, 2013, the former Board of Directors of the Company was notified by its auditors (the “Prior Auditors”) that the Prior Auditors’ registration with the PCAOB was revoked due to failure by the Prior Auditors to comply with PCAOB rules and interim auditing standards during audits of two of its other public company clients.  As a result of the revocation of the Prior Auditors’ PCAOB registration, compliance with FAS7 requires that the Company’s current accounting firm audit all of the Company’s financial statements dating back to the Company’s inception on August 1, 2007.

The Company’s current accounting firm has begun its review of the prior year’s financial statements dating back to August 1, 2007.  The Company currently expects to be able to file its Form 10-K, with all required audited financial statements, within the time period required by this Form 12b-25 to ensure the timely filing of its annual report for the fiscal year ended December 31, 2013.

PART IV—OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification

Steven F. Carman                                                                           (512) 370-3451

(Name)                                                                                     (Area Code) (Telephone Number)

(2)           Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  ☒Yes  ☐No

(3)           Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐Yes  ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SMSA Gainesville Acquisition Corp.

________________________________________
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2014	By:	/s/ Maulik Parikh
	Name:	Maulik Parikh
	Title:	President and Chief Executive Officer

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